SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         _ _ _ _ _ _ _ _ _ _ _ _

                                 FORM 6-K

                      REPORT of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

For the month of: March 2003

                               Filtronic plc
            (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

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Filtronic plc

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date:  March 3, 2003        By:  /s/ Fiona Pick
                                   _ _ _ _ _ _ _ _ _ _
                           Name:   Fiona Pick
                           Title:  Solicitor and Assistant
                                   Company Secretary

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3 March 2003


                           FILTRONIC PLC
               BUYS IN $6.5M OF ITS 10% SENIOR NOTES
                    AT A DISCOUNT TO PAR VALUE


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces that it has bought in $6.5m of its 10% Senior Notes due 1 December 2005 at a discount to par value. These Notes will be cancelled leaving $103.6m of the Notes outstanding. Filtronic has now bought in and cancelled a total of $66.4m of the Notes, since 4 February 2002.

ENDS

For further information, please contact:

Filtronic plc - 01274 530622
  Professor David Rhodes   Executive Chairman & CEO
  John Samuel              Finance Director

Binns & Co PR Ltd - 020 7786 9600
  Peter Binns/Paul McManus



Filtronic website: www.filtronic.com